Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Authentic Avenue podcast – Interview with Carl Daikeler
Beachbody | Carl Daikeler: Health at Home is the New SPAC

April 12, 2021

Corporate Participants:

Carl Daikeler – Beachbody CEO

https://www.authenticavenuemedia.com/post/beachbody-carl-daikeler-health-at-home-is-the-new-spac

TRANSCRIPT

Adam Connor:

How do you combine the science of at home health with the art of a SPAC? We got to listen to this podcast, of course. So let’s do it. Here’s today’s Authentic Avenue. Beachbody, a company dedicated to helping people achieve their goals and enjoy a healthy, fulfilling life. On today’s show to help me talk about that combination is their co-founder and CEO Carl Daikeler. We talk all about what has happened or not happened with Beachbody through COVID, and how it changed the world of fitness. We also talk about their combination and turning outward via SPAC, which is an instrument I have not explored on this show with a company wanting to go public because it’s relatively newly popular. And Carl has his opinions there. And finally, we talk a little bit about what the road is forward for the business overall.

Adam Connor:

I’ve talked to Carl before, and I talked to him just a few months into the onset of COVID. So he’s got a little bit more experience now with how they’ve kept their momentum up. And it’s included the inclusion of another brand, I like very much MYXfitness, which is in the at home bike world. We’ll get to that more in the show. I really like Carl, because he admits he’s more of a marketer than a fitness junkie, which makes me really want to talk to him. But also makes it amazing that he has gone in a field that he doesn’t claim to be a junkie in and using cash flow only grown a business to about a billion dollars in revenue every single year. So I know you want to hear a little bit of that story regardless, as well as how he stays authentic each and every day with this turn public. So now, I’ll get out of the way and let you hear it. So enjoy as I get real with Beachbody and Carl Daikeler. Hey, Carl, how are you doing?

Carl Daikeler:

I’m great, Adam, How are you?

Adam Connor:

I’m doing well. It’s good to talk to you, actually good to talk to you again, even though the last time we spoke was less than a year ago. Obviously, a ton has happened since not just globally, but also locally with you. So I want to get into both of those just a little bit, because they both carry their own implications for what happens with putting a brand forward, especially in the fitness world. But I want to start here by talking about your story a little bit in relation to our conversation last year, in which you mentioned that rather than being necessarily a huge body builder, you’re really just a marketer, more than anything than a fitness junkie itself. Now, last year, of course, during COVID, everybody sort of became a fitness junkie, just a little bit and you’re walking outside, or you’re doing some workouts inside, you find those weights, whatever something like that. Did COVID change the fitness game for you personally?

Carl Daikeler:

Not at all. And I would even dispute, I think, you saw more people being active, particularly because they couldn’t go to the gym. But honestly, with all the anxiety in the world over the last year and uncertainty while you had the people locked out of their gyms needed to find alternatives and that was for sure. But the 150 million people in North America who were overweight or obese or that people like me who it’s just fitness is not a thing they love to make time for. I don’t think it changed at all. We certainly all got input, that to stay healthy, and keep our bodies as strong and vital as possible. We should be working out, we should be making good food choices, but then again, it’s been a tough year. And during a tough year, that might not be the time that you decide that you’re going to start a new fitness program.

Carl Daikeler:

So I think the answer Adam is the same obstacles to somebody who doesn’t love fitness or doesn’t love making more conscious food choices, those obstacles actually just got bigger. And that’s what I’ve seen happen and that’s even what I experienced.

Adam Connor:

You know what? Now that I’m thinking about it, I can agree to an extent, because before I hadn’t heard of anybody saying oh, well... I mean, okay, sure, maybe they couldn’t get in the gym and they were going to go out for a run. But those were people who were already going to the gym, so it wasn’t a barrier to entry into things, it was just more of a vehicle for achieving it. But what I heard people say first, now what people learn to do before making that change was do things like bake bread for themselves, which is like the mortal enemy of a fit body. It was at least at its peak, more loaves of sourdough were probably baked than personal bests on the deadlift. So I see that. I see what you’re saying for sure.

Adam Connor:

What I will say though, is that you experienced as many did in this, shall we call it virtual fitness world simply because you’re not, like in front of somebody else at a gym. You as the founder probably, I don’t want to say enjoy this time, but you certainly saw a boost from it, as people moved away from being in the gym in that setting. We talked about that a little bit when we were just this a few months into COVID, when we last spoke, and you mentioned at the time that you’re hoping to keep that momentum up. I’m curious how you’ve done that. Now that we are, I’d say starting to crest the hill, we’re certainly not through with COVID at all. But people are starting to come off a little bit. So what have you been doing to make sure you stay sticky really?

Carl Daikeler:

Well, this has been something we’ve been doing for 22 years, honestly. And that is to move people, to influence people to act on the impulse of deciding to take better care of themselves. Now, we did have the catalyst, if you will of the pandemic, that many people who would have otherwise been going to the gym, experimented within home fitness. And so I wouldn’t call it virtual fitness, it’s real fitness, it just happens to be streaming into your house-

Adam Connor:

Fair enough.

Carl Daikeler:

... and you’re using this sort of six by six space in front of the TV or laptop or phone. So now the 62 million people who were locked out of the gym in North America are like I got to do something, let me look at what options there are. And one of them would look, would be Beachbody on Demand, or other platform open fit. And see that, hey, these are legitimate programs. These are real motivating simple, and I can get it done in a half hour. And that’s where the lift comes from because now you’ve got people who are the influencers, if you will of fitness, realizing that fitness at home is not virtual, it’s real. And there is nothing more convenient than rolling out of bed, taking your pre-workout energy drink, and going downstairs without worrying about what anybody thinks of your outfit. And getting your workout done in a half hour to 45 minutes, versus driving to the gym, finding a locker, getting checked in, roaming around, figuring out what you’re going to do, wondering if the equipment’s clean, how do you work it? All these things.

Carl Daikeler:

Now look, gyms are great, I’m not slamming them but for me personally they’re not anywhere near as efficient as a program that screams into my living room that I can get done with a few dumbbells. So where the lift came from is people who appreciate great fitness, realizing that it’s available to them right at home. And that’s been the epiphany that’s helped the business. Now, how do we keep that going? Studies that we’ve seen, show that 87% of the people who joined an online fitness service, like Beachbody on Demand, 87% of them intend to keep that even if they go back to the gym, or not go back to the gym at all, because it’s so convenient. So the convenience is what’s making it sticky and the constant improvement and addition of social levers, tools and there’s one other thing. Like you talked about people learning how to bake bread, right? They call it the COVID 15, the 15 pounds that you gained during the pandemic under lockdown.

Carl Daikeler:

That didn’t happen just because people stopped going to the gym, that really happened because people started to gratify themselves with food. And that’s what’s so special about Beachbody is we always pair meal planning and nutrition planning with the fitness. So it’s really important. We’ve been doing this since we started the company, that people understand that they don’t have to sacrifice the foods they love, they don’t have to sacrifice that bread that they love. If they eat according to some portion control, and they understand the ratio between carbs and fats and proteins and vegetables and fruits and so on. And you can still get results still have a glass of wine, still enjoy food, but also get control of your waistline. And that’s the real difference maker for us because we offer the comprehensive solution. We don’t round any corners.

Adam Connor:

Well, what I can say is that some people definitely rounded up at this time this past year. I think that it was probably best to be a yeast salesman, perhaps an alcohol salesman, something like that last year. But now that people are finding that efficiency, I think that’s a good point. That’s what’s making your offering obviously sticky as well. Brief personal anecdote, which is now completely related to this. One of the places that I had been exploring in this world of how to get more efficient, is buying weights for the house, maybe it was investing in some programs to follow along. But what really was the biggest manifestation of it was actually my fiance’s parents bought themselves a bicycle. An in-home bike, a stationary, in fact a bike from MYX, which means that I experienced that platform and listeners, I’ll leave a link to what MYXfitness is in the show notes.

Adam Connor:

So how convenient is it that I had just spoken to you a couple of months prior to that finding its way into my fiance’s parents basement? I’m curious what drew you to their story, to help them become part of or what is about to become part of the Beachbody family. Obviously, it was clear to everybody. Oh like Peloton, but really MYX was a wonderful player and that I’m glad you jumped on. What about him was it that you like?

Carl Daikeler:

Yeah, so just for a little bit of background. Beachbody has been looking at ways that we can express our particular skill set and that’s creating really compelling programs and content that people want to do. And gets people results because we connected with an approach to meal planning. So expressing that into stationary cycling, noticing and we’ve been looking at this for 10 years, but hadn’t contemplated getting into the equipment business until we saw what a great job Peloton was doing, albeit at a quite a premium price. And then we met the folks at MYX which is spelled M-Y-X and said, “We would love to merge together to offer your bike and approach to indoor cycling to our customers. And really make it you know, one plus one equals three.”

Carl Daikeler:

And the difference is to your point, MYX had done some research, which is very similar to why people love Beachbody. And their research showed that the vast majority of people love the idea of indoor cycling, but are perhaps intimidated by the idea of the leaderboard as being the motivator. So people know that there’s this leaderboard on Peloton. And again, I don’t want to say anything bad about Peloton, it’s a great product, they’ve done a phenomenal job, but anybody who’s ridden it, and who maybe is not an alpha, if you will, who’s not a person who’s in it to win it, but they really just want to know that they’re getting a great workout at their speed, at their pace. That’s what MYX decided to design for. So they built their platform and content around the heart rate monitor rather than the leaderboard.

Carl Daikeler:

So you’re getting coached and motivated based on being in a good fat burning zone on your heart rate monitor and that’s the source of connectivity, rather than the leaderboard and that really synthesize or harmonized if you will with what Beachbody is about, being accessible to what we call you know the 99%. And on top of that MYX found a way to do it with a high quality commercial grade bike that is at the time was less than half the price of a Peloton bike. Now Peloton has brought their prices down a little bit, but we’re still well below the price of a Peloton bike at $1,299 and $29 for a monthly subscription versus $39 for the Peloton subscription. So we feel like we’re bringing a really good alternative to the market and merging with MYX through what they call a SPAC transaction. And they just got the right personality: friendly, bright, colorful, welcoming, accessible and people are getting great results.

Adam Connor:

I agree. I’ve certainly seen that. I’ve become better at biking myself through those courses and through a couple of coaches, a couple in particular I really like. But for listeners and I’ll get back to the one particular question about the SPAC move in a second. But what I will say is that I can also vouch for that MYX team, having met them completely separately from this last fall. And I was drawn in obviously, from a product perspective of okay, you might beat Peloton on price, that’s fine. I had been focusing my personal fitness on, a little trivia here, on high intensity interval training. So for me, it was all about harboring, it was all working hard, because you want to make sure I keep myself heart healthy, based on a little family history. And one of the people in the team at MYX had been a hiker, a mountaineer, and was very, very focused on cardio.

Adam Connor:

And that’s why he was involved in the company. So I found that it was a very personable way to approach and, of course, a good way to get a workout in, even if you’re not an alpha with an eye on the leaderboard. So this move, this merger and going outward via SPAC is, as you mentioned, was particularly interesting, not only from that connection, but also because with any turn public, there’s always a new audience, not even in the consumer, I’m talking about investors as well. And I’ve had the pleasure to speak with a few brand presidents, CEOs and CMOS, who were either in the midst of or had just gone through an IPO. And I know that that always has new implications for how brand operates and how it communicates. What does it mean? Is it any different when you go direct through a SPAC? Does that change anything from the brand’s perspective, or what consumers expect? Because this is the first time where that specific instrument has entered my world?

Carl Daikeler:

Well, you said a number of things. First of all, I think I know who you’re talking about, and he has a Peloton and a MYX bike. And the thing that was the epiphany for him was that he was more likely, he felt more welcomed and called to the MYX bike than the Peloton bike because of that very competitive situation. He just wanted to get a good workout, he didn’t want to feel like he had to climb the leaderboard. He just wanted a good workout. So that was sort of the light bulb that went off for him. Now, in terms of the SPAC path to going public, our goal was never to be public, that’s not an end game. However, there are certain benefits. And normally you would consider doing it through an IPO. An IPO can take like two years to organize that. And luckily, we’ve got a great finance team that really had us all prepared with audits and everything.

Carl Daikeler:

So we were ready to go, so that we could actually contemplate this going public through what’s called a special purpose acquisition company. Which means the company is already listed on the market and it’s just looking for a company to buy to take public through its current listing. So there’s one existed, and is fairly new, and they were looking for a content and emerging market or technology, growth opportunity. And they happen to be managed by two guys, two former Disney executives, one being a guy named Tom Staggs, who was the former CFO of Disney, other was Kevin Mayer, who he’s the guy who launched Disney Plus, and ESPN Plus, and bought Marvel, Comics and Pixar and Lucas and brought them into Disney. So when he went out on his own, and started the SPAC with the company, Forest Road, and they pursued Beachbody, as a company that they felt should be brought to market.

Carl Daikeler:

That was an incredible validation of the business model. And that brought additional capital to the table so that we could be more ambitious and aggressive about how we promote the company to the marketplace. Because for 20 years, we’ve been just growing it out of cash flow, we really haven’t raised that much money. But we’re competing with people who are constantly raising money. So by going public this gave us, this will give us it’s going to happen at the end of May. This will give us the opportunity to have access to additional substantial capital. We got the additional validation of private investment into a public entity. They call it pipe for short and we had some major financial players participate in that process and again, validate what we were doing to substantiate the story for us that we were making the right call.

Carl Daikeler:

And now the customer and the prospective customer has a company that’s a little bit more transparent to look at. Now, they will understand what the business model is because it’s not a privately held company, it’s got to be more public, transparent with reports. And when they put $1200, or $1300 down for a bike, or they subscribe to Beachbody on Demand or open fit, or they’re consuming our health shakes, and pre-workouts and so on, they know the ethos behind that company, because it’s got to be transparent. So there was these number of reasons that made sense for us. And just the efficiency of getting the market through SPAC where we could do it in four or five months, rather than the two years of the normal IPO process.

Adam Connor:

Quicker to market and I like how you frame it. It’s a validation, really what it was, was a validation of a model. I think for me, that helped me understand it, even more than I think you probably meant to, because when I had traditionally thought of it like, okay, a brand, let’s say, at the time, like it was Levi’s, for example, it was just around IPO time. And what I immediately associated it with was like, okay, so now Levi’s is going to have to answer to a bunch of retail investors and a bunch of banks who wanted to like be a certain way. And that’s why I kind of thought that maybe the SPAC path was little bit different, the pipe bottle as you said is really interesting.

Adam Connor:

And it’s great that you can be more transparent, but it’s clear to me that that validation is going to lead to a continued authentic path for you that you can carve, as opposed to having to answer necessarily, and it might be the case some point. But necessarily to like the masses out there, which I think is great. And well, I don’t want to endorse one vehicle over the other, but the SPAC seems really cool. Good way to do it and being quicker to market obviously is great too.

Carl Daikeler:

Well, look, there were a couple things that were super important to me in contemplating this because we’ve done really well, the company does around a billion dollars a year in sales. It’s been profitable for 20 years effectively. And so it’s been really good for me, and because I’m the controlling shareholder. So I didn’t have to take it public but it was a smart, competitive and an exciting move to let our customers and coaches participate in the upside by owning a piece of the company that they enjoy online. But to anybody that I talked to, I was very clear that A, I need to stay in control, I need to maintain ownership control of the business. We’ve still got a board, so obviously there’s fiduciary control that the board of directors maintains but from a voting standpoint and ownership standpoint, [inaudible 00:23:14] still in control, posts back and the mission needs to remain intact.

Carl Daikeler:

And the mission statement is help people achieve their goals to lead healthy, fulfilling lives. Now, that might sound like just one of those highfalutin mission statements that any company could have, help people achieve their goals. Isn’t that convenient? And aren’t you an angel? Well, honestly, you don’t find many fitness or nutrition companies that are 20 years old. And that’s because it’s very easy to... I’m doing air quotes here bite into a poison apple of profitability because the fitness business, it’s a lot easier to sell a new idea in the fitness business than it is to get people results. So if you’re not really good at getting people results with your fitness program or nutrition program, you’re not going to be around that long. That’s why you don’t see really, there’s not a Coca Cola or McDonald’s, or a Levi’s if you will, of fitness, because they’re not around that long.

Carl Daikeler:

Well, Beachbody has been around for two decades because this has been our focus. This is our business model, helping people get results. We have a million dollar a year giveaway where we give away over a million dollars in cash and prizes to the best transformations of the year not just weight loss, but on the basis of health and overcoming personal obstacles. We call it the Beachbody Challenge. And that’s what we celebrate. And again we don’t just celebrate that because it’s a great way to treat the customer, although that is important. It’s also the best way to run this kind of business because that’s what keeps you in this kind of business. So that had to be fundamental. If the business model all of a sudden changed, that now it’s about chasing quarterly reports or at earnings reports, then I wasn’t interested. I had to stay in control and it has to be about how we create value. Our value comes from helping people get results period.

Adam Connor:

And that’s a fantastic way to, I think, stay authentic. But I would agree with you and as you probably would say, if you had to become a slave to quarterly reports, basically, you might go the way where you would turn into the kind of business that wouldn’t last 20 years very quickly. So I understand that for sure. And the way that you drive the mission forward is going to stay central, which is great. And it makes me want to ask your question about that A word to which I so desperately cleave, which is authenticity. Because one of the most, of course, we did this, the first conversation was on a prior podcast in mind. He had one of the most striking quotes of the 120 episodes we did, which was that, we were talking specifically about the big influencers versus regular people on how influential they are respectively.

Adam Connor:

And you had said that the influencer with a million followers was not going to be nearly as influential as the person who’s got 50 but has a real relationship with them. And if you are given out, you’re endorsing with a million dollars, cash and prizes to those who probably has 50 followers, but has this great transformation. And you’re looking to elevate that as an achievement and a goal. It seems like the answer to this next question will be obvious, but I want to say, as every brand as its hone avenues to authenticity, I’m curious, which are yours? And have they changed at all over the last year? Or was it again, simply that catalyst? I’m curious how you’re accomplishing that authenticity today.

Carl Daikeler:

Well, it’s been the premise of the business since the beginning. And the reason we even have that mission statement, and that we made it, and it’s written all around the office, on the stationery and so on, is because we knew like when we... like I said, we built the business out of cash flow. So I couldn’t afford big stars at the beginning, it had to come from first me showing my results, my co-founder, Jon Congdon, he got results with the programs and that’s what went in the advertising. But then we would give people a T-shirt, if they would share with us their before and after photos, unretouched, and we gave out T-shirts. And then we created this contest, that would reward people for sharing their results with us and helping us inspire others to do the same.

Carl Daikeler:

So it’s really, it’s been the business model. But one of the important things about it in terms of this authenticity, it’s very easy to fall off that razor’s edge. Because profits and there’s no certainty in business. Any company that’s been around for a long time, and that continues to grow, has been through their share of war time scenarios, the market’s bad or the demand for the product is wrong, or in our case, we were on VHS, and then that all transitioned the DVD and then the whole DVD model blew apart and turned into a digital model. So we’ve had to be agile through all of that. However, the one constant that we could count on, was that people want to get results. So we’re a company of close to 900 employees, and I need to be able to count on the same alignment with the people in the executive roles as the person who’s helping clean up around the office, or the people who are hanging lights in the studio, or cleaning up or whatever.

Carl Daikeler:

Like at every level, we have to be aligned, that the judgments that we’re all making are about helping people get results. And I was at a meeting this week and they were showing me set designs for a new program that’s going to be released, a really great program that’s getting released this summer. And they were wrestling with the set design and I said, “Hey, you’re really close but you’ve got to look at the function of this set design from the perspective of how clear is it going to be, what these moves are, what the technical aspect of this program is, by the way the orientation of the set that you’re building. Because all our decisions are made first on the mission, does it help people get results? And it was like the light went on in the room, everybody got really clear that some of the design aspects were competing with the clarity of communicating the message, and the information and how to make a great training.

Carl Daikeler:

So it wasn’t me imposing my taste on a set design, it was the team going, what’s going to be the set design that communicates the information the clearest and in a way that we call the Beachbody way that’s more clear than maybe our competitors. So as long as we all agree what the why is, that maintains our authenticity, but it does need to be reinforced. They need to see proof that it’s working, that’s why we attract the testimonials and before and after results so the people can say, “Okay, mission accomplished, I see that proof.” And we communicate with the customer to understand what can we do better, what would have helped them get better results” And those are the inputs that go into the next program. So it’s in the DNA and I think the longer the company is around, and the more they really remind themselves of the purpose of the why of the thing in our case, it’s this mission statement, the authenticity can be very easy to maintain.

Carl Daikeler:

But the second you lose faith in that why, the whole machine will break apart, because people won’t know why they’re making certain decisions. So either one person is going to have to make all the decisions, or worse, everybody will lose faith in why they need to work so hard to achieve this mission, because they’ve forgotten the why. And that’s going to start to chip away at the authenticity. So I actually love that about the name of your podcast, because there’s so many companies out there particularly in the nutrition and supplement space, where their supplements were really great. And then you can tell that something happened, either they changed the formula, or they decided to cut a few corners and all sudden that taste profile changed or the ingredients were as potent and they lost their authenticity.

Carl Daikeler:

I’m proud to say that like we have this product Shakeology, that I drink every single day, that literally I know that our R&D department and our supply chain people know that I’m drinking that every day, and they’re drinking it every day. And it’s the one thing that we can count on to be a daily dose of potent superfood nutrition. And we all are working toward, how can this little scoop of powder be superior to anything else that we could have? That’s the authenticity and that’s what people are proud to go to work and achieve.

Adam Connor:

That DNA proliferating through everything that you do, whether it be a set design, whether it be what you put into that scoop of powder, having such strong central building blocks, is critical, in my opinion to authenticity. Thanks for the nod on the name by the way. Yeah, it’s my belief that brands have or could have infinite avenues to achieve it. But that by having a few strongly carved deep avenues to it, and by sticking to them staying to that purpose, as you said, they will set themselves up for the long run. Now, it’s also worth saying by the way, that I’m glad that that DNA has also attracted other leaders that I’ve met on past podcasts, including somebody by the name of Luke Drolet, who is now part of the Openfit family via Ladder. So I’m glad that you’re continuing to build this family, even through people that I know separately, to be great people. Finally, then what I want to ask you is for a little bit of advice.

Adam Connor:

Now, perhaps it’s focused on that DNA once again, and perhaps in the formation of that DNA. The reason being a lot of people who listen to this show are building their own brands, perhaps emulating a journey like yours, Carl, regardless those people who are looking to find what makes them unique, and how to build their personal authenticity. And again, whether it’s for their personal brand or their professional brand, based on your experience growing this from the ground up using only cash flow, going from the early days where you couldn’t afford a big mega celebrity to today where you’re doing a billion a year in sales. I got to ask, how would you advise others to help find their own avenues to authenticity having done so well yourself?

Carl Daikeler:

Well, thank you for saying that. And I’m not going to be very original in my advice and it goes back to what I just said. And that’s that it really comes down to the entrepreneur’s why and their ability to communicate that both to their team and their prospective customers. You know when we go back to Shakeology, when we created Shakeology, the organization was like, “Wait a minute, the density of nutrition you’re putting in this, this is going to cost, we’re going to have to charge $130 a month for this bag of powder, when you can go to Walmart or Costco or something to get a bag or protein powder, 30 servings for 30 bucks.” And [inaudible 00:35:45] how are we going to compete with $130 bag of powder when there’s $30 bags of powder? My response was, because we’re not trying to compete with that $30 bag of powder, I really don’t want a dose of nutrition, that’s the same price as a [inaudible 00:36:07] dog food.

Carl Daikeler:

What I want to do achieve was something that will help me fill the gaps in the nutrition that I’m just not getting from a salad or my normal diet, like super foods grown in altitude, that have adaptogens, and phytonutrients, and prebiotics and probiotics, and adaptogen herbs and all these things. I can’t get that anywhere else. And so I wanted it to be in a shape that I could get every day and I don’t know, if you’ve gone to one of these smoothie bars or something, it’s quite common to go to a smoothie bar at a gym or one of these chains and it’ll cost seven or $8 once you put a couple boosts in it to get it to a reasonable level of nutrition. So four or $5 a serving for something that had exotic superfoods in it was quite reasonable to me. And I said, we’re always going to have one customer, that customer is going to be me, as long as you guys don’t round any corners.

Carl Daikeler:

Once they knew the why that we were trying to bring a source of nutrition to people that was not just trying to compete with the $30 shake, but was $30 per month shake, but was literally trying to help feed people in a holistic way that would help them be healthier. The team knew what our authentic mission was. Now, they’re aligned with my authenticity but it had to start with my why and that’s what I hope your listeners do. Because, man, wouldn’t it be great? There’s a lot of distrust in companies and wouldn’t it be great if more companies more entrepreneurs held true to their why and didn’t let... You still want to be profitable, you still got to manage cash flow. But if your vision is strong enough, and you’re you’re looking at a total addressable market that’s large enough, you can create a success story and you can create great wealth with a powerful why that opens up vast new markets.

Carl Daikeler:

And that’s what creates authentic success stories. I think Apple is a great... there’s a company that stood true to its why, its authenticity. And there’s other computer companies that got kicked around tried to compete in areas that was not their thing, and they were just trying, they were on other people’s turf, and we don’t hear about them anymore. But that would be my advice, find your why. And there’s books on that. There’s books to how to refine it and memorialize it so that it’s easily articulated. And that’s some of the studying that I do, even at 57 years old, I’m still trying to figure this out.

Adam Connor:

Well, first 20 years were great. We’ll start there, but to your broader point there and I think it’s a good one, that is something that I have heard again and again from those who I consider to be and we’re going to stick to this word particularly authentic. When tempted by other things, and it could be profitability, it could be all if we just do a little less, charge a little less, maybe we can sell more blah, blah, blah. But people who turned away from that and stuck right in the middle of their lane ended up doing better, I think. And if you want to focus on things like quality over quantity, that especially when you say like, hey, if we’re high priced, we’re not trying to compete with people who are less certainly low priced. It’s different. That resonates with me all day long.

Carl Daikeler:

You know what? [inaudible 00:40:01] one last thing, I know we’re coming at the end of the time. But a great story about that is when we created P90X which arguably was like the sort of the most famous in home workout that really started this revolution. People told us we were crazy. Because you could go, you could buy a workout video at the bookstore or somewhere or the video store for $19.95. So why would they spend $120 on a kit of workout DVDs? And my argument back was, “Look, I’m not competing with the $19.95 DVD. I’m competing with that piece of fitness equipment that costs $1500, that instead of spending $1500, get a few dumbbells and spend $120.” We were actually a better value. That was our authenticity. That’s where we’re bringing value to the market.

Carl Daikeler:

And that’s the same way I feel about these shakes, is we’re helping people. They don’t have to spend $8 at the smoothie bar, they don’t have to put all of these supplements together and spend hundreds of dollars a month, we’re going to do it for them and we’re going to test the heck out of that, all the ingredients so that we know that the potency is there testing that the other guys aren’t doing but it costs money so that they’re actually getting it at a very high value, highly cost effective rate, and their health will thank them for it.

Adam Connor:

Well, I think I mean, you couldn’t get more passionate than that. I don’t even have to throw an end on that. Unfortunately, I will, because we’re having such a long and rich conversation here. But one thing I will say to listeners, as a final note is maybe go out today, tomorrow, sometime this week. And just it’s hard to write down your why but maybe how about write down things that you won’t compromise on? Maybe that’s part of it. Maybe that’s part of like crafting your DNA. It’s certainly worked for others, it worked for Apple, as Carl said, it worked for Beachbody. It’s even worked for me personally, a little bit. I’m in the beginning of my own journey, but I see it.

Adam Connor:

So I think that can help you too and doesn’t cost a thing. So for the meantime though, it was really wonderful to take in another chapter of this story here Carl. I’m really glad that you are moving forward in this particular way. Can’t wait to see what the full manifestation of the relationship with MYX is. I’m glad to be part of the family via that and, and best of luck to you and the team going forward and for this insight today. I truly appreciate it. Thank you so much for joining me.

Carl Daikeler:

I appreciate the time Adam. It’s great podcast.

Adam Connor:

That exercise a mental one, albeit not physical is one that I went through myself recently. What will you not compromise on? I think it’s a good way to take out what’s unnecessary so that you are able to see the true signal of what your authentic self is. Try it out. I think it’ll be worth it. In the meantime, I really appreciate having you Carl on the show sharing your story again with me and to our listener for generally tuning in. Here’s how you can continue to tune in, whether you are seeing this via LinkedIn, via my personal page Adam Connor, which you can follow and connect with or via the Authentic Avenue LinkedIn page.

Adam Connor:

All followers who are getting my content today, it releases as our subscribers on iTunes or wherever else you listen to podcasts. And finally some of you reach out to me via email Adam@authave.com, this one is new A-U-T-H-A-V-E.com, figured that was a shorter domain to go from. So that’s where you can email me. Ask me about what I know about the podcast world and how it can enable more authentic conversations for you and for your business. I know a heck of a lot about that and I’m happy to share. Regardless you’re going to hear from me again next week about how someone else is staying true to themselves and how to carve your own path to authenticity through their eyes. And until then, I’ve been your host Adam Connor saying until the next time I get real again with you. Thanks for taking a walk with me down Authentic Avenue.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.